SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL discloses preliminary traffic figures for June 2018

São Paulo, July 5, 2018 - GOL Linhas Aéreas Inteligentes S.A., (NYSE: GOL and B3: GOLL4), announces today preliminary air traffic figures for the month of June, 2018. Comparisons refer to the same period of 2017.

Highlights

|           GOL’s domestic demand (RPK) grew by 6.7% and GOL’s domestic load factor increased 0.6 p.p. in comparison to June 2017, achieving 79.6%.  GOL’s domestic supply (ASK) increased 5.9% as volume of departures and number of seats increased by 0.9% and 4.5%, respectively over June 2017.

|           In June 2018, international demand (RPK) and supply (ASK) and decreased by 16.6% and 5.8%, respectively, and international load factor decreased by 8.0 p.p. in relation to June 2017.

|           Total demand (RPK) was up 4.6% in comparison to June 2017 and consolidated load factor was 78.0%.  Supply (ASKs) increased 4.7% due to a longer average stage length and a 3.5% increase in the number of seats. The total volume of departures was the same level as June 2017.

|           GOL’s cargo volumes transported increased by 20.4% during the month to 9.5 tons.

	Monthly Traffic Figures (¹)			Quarter Traffic Figures (¹)			Accumulated Traffic Figures (¹)
Operational data *	June/18	June/17	% Var.	2Q18	2Q17	% Var.	6M18	6M17	% Var.
Total GOL
Departures	19,020	19,015	0.0%	58,257	57,883	0.6%	122,706	121,983	0.6%
Seats (thousand)	3,294	3,181	3.5%	9,888	9,680	2.1%	20,688	20,414	1.3%
ASK (million)	3,609	3,446	4.7%	10,652	10,447	2.0%	23,073	22,466	2.7%
RPK (million)	2,814	2,690	4.6%	8,338	8,135	2.5%	18,327	17,697	3.6%
Load Factor	78.0%	78.1%	-0.1 p.p.	78.3%	77.9%	0.4 p.p.	79.4%	78.8%	0.6 p.p.
Pax on board (thousand)	2,521	2,420	4.2%	7,531	7,313	3.0%	15,857	15,553	2.0%
Domestic GOL
Departures	18,210	18,046	0.9%	55,516	54,768	1.4%	115,626	115,181	0.4%
Seats (thousand)	3,147	3,010	4.5%	9,399	9,129	3.0%	19,525	19,210	1.6%
ASK (million)	3,280	3,098	5.9%	9,595	9,323	2.9%	20,375	20,013	1.8%
RPK (million)	2,610	2,446	6.7%	7,611	7,302	4.2%	16,305	15,809	3.1%
Load Factor	79.6%	79.0%	0.6 p.p.	79.3%	78.3%	1.0 p.p.	80.0%	79.0%	1.0 p.p.
Pax on board (thousand)	2,429	2,304	5.4%	7,196	6,915	4.1%	14,924	14,638	2.0%
International GOL
Departures	810	969	-16.4%	2,741	3,115	-12.0%	7,080	6,802	4.1%
Seats (thousand)	147	171	-14.1%	488	551	-11.4%	1,162	1,203	-3.4%
ASK (million)	328	348	-5.8%	1,057	1,124	-6.0%	2,698	2,453	10.0%
RPK (million)	203	244	-16.6%	727	833	-12.7%	2,022	1,888	7.1%
Load Factor	62.0%	70.0%	-8.0 p.p.	68.8%	74.1%	-5.3 p.p.	75.0%	77.0%	-2.0 p.p.
Pax on board (thousand)	91	116	-21.2%	335	398	-15.9%	933	915	1.9%
On-time Departures	92.4%	96.0%	-3.6 p.p.	93.6%	96.0%	-2.4 p.p.	93.9%	95.3%	-1.4 p.p.
Flight Completion	98.5%	98.2%	0.3 p.p.	98.7%	98.1%	0.6 p.p.	98.3%	98.4%	-0.1 p.p.
Cargo Ton	9.5	7.9	20.4%	27.7	25.1	10.4%	53.4	48.2	10.7%

                   * Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

               (1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for June 2018

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 30 million passengers annually. With Brazil’s largest network, GOL offers customers more than 700 daily flights to 66 destinations in 10 countries in South America and the Caribbean. GOLLOG is a leading cargo transportation and logistics business serving more than 3,400 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 13 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. Headquartered in São Paulo, GOL has a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 17 year safety record. GOL has invested billions of reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.